Bidafi, Inc.
Statements of Changes in Shareholders' Deficit
From December 31, 2019 to December 31, 2021
(Unaudited)

	Common Stock		Paid-in-Capital		Retained Deficit		Total Shareholders' Deficit	
	Shares	Amount						
Balance, December 31, 2019	-	$ -	$	-	$	(170)	$	(170)
Issuance of common stock	1,000,000	1,000						1,000
Net loss						(2,469)		(2,469)
Balance, December 31, 2020	1,000,000	$ 1,000	$	-	$	(2,639)	$	(1,639)
Net loss						(5,329)		(5,329)
Balance, December 31, 2021	1,000,000	$ 1,000	$	-	$	(7,967)	$	(6,967)